October 30, 2009

Mail Stop 3010

Mr. Harry J. Cynkus
Chief Financial Officer
Rollins, Inc.
2170 Piedmont Road, N.E.
Atlanta, Georgia 30324

> **Re: Rollins, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Forms 10-Q for the quarters ended March 31 and June 30, 2009**
> **File No. 001-04422**

Dear Mr. Cynkus:

> We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

> Sincerely,

> Kristi Marrone
> Staff Accountant